Filed by:  NiSource Inc.
                    Pursuant to Rule 425 under the Securities Act of 1933

                                  Subject Company:  Columbia Energy Group
                                Registration Statement File No: 333-33896

        On August 10, 2000, NiSource posted the following Frequently Asked Questions to an intranet site relating to Project Compass which is accessible to NiSource employees:


     FREQUENTLY ASKED QUESTIONS POSTED TO PROJECT COMPASS INTRANET SITE
                               AUGUST 10, 2000



   FREQUENTLY ASKED QUESTIONS


   GENERAL/MERGER
   --------------

   BUSINESS STRATEGY
   -----------------

   CHANGE MANAGEMENT
   -----------------


   GENERAL/MERGER
   --------------

   WHERE WILL THE HEADQUARTERS FOR THE COMBINED COMPANY BE LOCATED?
        The corporate offices will be located in Merrillville, Ind.

   WHY DO WE NEED TO FORM A NEW HOLDING COMPANY FOR THIS TRANSACTION, AND WHAT WILL IT BE CALLED?
        One of the key benefits to forming a new holding company is that NiSource can provide a tax benefit to Columbia shareholders who elect to exchange their Columbia shares for the new holding company stock. The new holding company will carry the NiSource name.

   DURING TESTIMONY BEFORE THE UTILITY COMMISSIONS, ONE KEY POINT WAS THE TWO COMPANIES DID NOT HAVE OVERLAPPING TERRITORIES, SO JOB LOSS WAS NOT EXPECTED. HAS THAT CHANGED?
        No, it has not. From the beginning, we acknowledged that job loss would result from the elimination of duplicate functions between the companies. This primarily relates to corporate and administrative functions. In addition, we will continue to implement continuous improvement initiatives that enhance operating efficiencies throughout the combined company.

   WHY ARE WE AIMING TO SELL OFF $1 BILLION IN ASSETS?
        The companies have targeted more than $1 billion in asset sales to strengthen the combined company's balance sheet. The companies are seeking to sell those assets that don't fit with NiSource's long-term strategy of building our core businesses around energy distribution and transmission assets.



   IT SEEMS THE TARGETED SAVINGS WILL BE EASIEST TO OBTAIN IN THE FIRST YEAR. HOW DO YOU PLAN TO ACHIEVE THE SAVINGS IN THE FUTURE?
        We believe the savings opportunities we are pursuing will be sustainable in future years. Project Compass is identifying opportunities to reduce costs that will not be added back to the operating and maintenance (O&M) budgets in future years.

   BUSINESS STRATEGY
   -----------------

   IS NISOURCE GENUINELY INTERESTED IN KEEPING TRANSMISSION AND STORAGE?
        Yes. Transmission and storage are important links in our value chain strategy. It will be difficult for us to fully leverage the opportunities for optionality without transmission and storage assets.

   WHY DO THE REGULATORY SETTLEMENTS STATE THAT TRANSMISSION WILL NOT BE SOLD FOR A PERIOD OF ONE YEAR WHILE THE DISTRIBUTION COMPANIES' WINDOW IS THREE YEARS?
        Transmission is a core asset and we intend to keep it as an integral part of the new NiSource. Those terms were agreed to as part of a complex negotiation process and should not be interpreted to signify any desire on our part to sell any of our core businesses.

   COLUMBIA PROPANE HAS GROWN SIGNIFICANTLY OVER THE PAST TWO YEARS. AS AN UNREGULATED COMPANY, IT HAS A TREMENDOUS OPPORTUNITY FOR PROFIT. WHAT WAS THE REASON FOR PUTTING IT UP FOR SALE?
        The growth strategy for the new NiSource focuses on building our core businesses around distribution and transmission assets. While the employees of the propane business have done a good job of growing the business, propane is not a core business in the NiSource strategy. It will be a better strategic fit with a buyer that will focus resources on building its potential.

   I'VE READ THAT NISOURCE WANTS TO BUILD UPON THE VALUE OF THE LOCAL BRAND. BESIDES KEEPING THE NAMES OF THE LOCAL DISTRIBUTION COMPANIES
   (LDCS), WILL THERE BE OTHER WAYS THAT WE CAN COMMUNICATE THE MESSAGE OF THE BRAND LOCALLY?
        Yes. Although we might consolidate some corporate and administrative functions, we are committed to maintaining the local brands in their service territories, and will keep in mind the need to communicate in ways that fit the marketplace dynamics of the local service territories.


   WHAT MEASUREMENT TOOLS DOES NISOURCE CURRENTLY USE TO GAUGE CUSTOMER SATISFACTION?
        NiSource's subsidiaries currently conduct customer satisfaction surveys to measure the level of satisfaction among customers who have recently had contact with the companies.

   CHANGE MANAGEMENT
   -----------------

   HOW WILL DECISIONS BE MADE REGARDING JOB REDUCTIONS? SENIORITY?
   POSITIONS?
        The staffing process for the new NiSource is being addressed by the Change Management team of Project Compass, and is a work in progress. Decisions about how the process will be managed are expected by the end of August. The details will be announced in New Direction when they are final.

   HOW WILL THIS MERGER AFFECT THE STATUS OF UNION BARGAINING AGREEMENTS?
        NiSource will, of course, honor all collective bargaining agreements.

        The following legend appears elsewhere on the Project Compass intranet site:

        These frequently asked questions contain forward-looking state-ments within the meaning of the federal securities laws. These forward-looking statements are subject to various risks and uncertainties. The factors that could cause actual results to differ materially from the projections, forecasts, estimates and expectations discussed herein include factors that are beyond the companies' ability to control or estimate precisely, such as estimates of future market conditions, the behavior of other market participants and the actions of federal and state regulators. Other factors include, but are not limited to, actions in the financial markets, weather conditions, economic conditions in the two companies' service territory, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties. These and other risk factors are detailed from time to time in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release of information. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of the document.

        In addition to other documents filed with the Securities and Exchange Commission by the two companies, NiSource and the new holding company have filed a registration statement, which contains a joint proxy statement for NiSource and Columbia Energy Group. The final joint proxy statement/prospectus, dated April 24, 2000, is available and has been distributed to the companies' shareholders. Investment and security holders are urged to read the joint proxy statement/prospectus and other relevant documents filed with the SEC because they contain important information. Investors and security holders may receive the joint proxy statement/prospectus and other documents free of charge at the SEC's Web site, www. sec.gov, from NiSource Investor Relations at 801 East 86th Avenue, Merrillville, Indiana 46410 or at its Web site, www.nisource.com, or from Columbia Investor Relations at 13880 Dulles Corner Lane, Herndon, Virginia 20171 or at its Web site, www.columbiaenergygroup.com.